November 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         Blackboxstocks, Inc.
Registration Statement on Form S-1
File No. 333-260065

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, November 9, 2021, or as soon thereafter as is practicable.

Please contact Jeff McPhaul with Winstead PC at (214) 745-5394 once the Registration Statement is declared effective.

BLACKBOXSTOCKS, INC.

By:	/s/ Gust Kepler
Gust Kepler Chief Executive Officer